Exhibit 99.1

JA Solar Announces Third Quarter 2015 Results

BEIJING, November 17, 2015 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                  Total shipments were 1,126.8 megawatts (“MW”), an increase of 43.5% y/y and 42.5% sequentially

•                  Shipments of modules and module tolling were 1,073.8 MW, an increase of 54.8% y/y and 49.7% sequentially

•                  Shipments of cells and cell tolling were 53.0 MW, a decrease of 42.3% y/y and 27.8% sequentially

•                  Net revenue was RMB 3.8 billion ($601.0 million), an increase of 26.4% y/y and 41.0% sequentially

•                  Gross margin was 17.7%, an increase of 270 basis points y/y and 130 basis points sequentially

•                  Operating profit was RMB 299.1 million ($47.1 million), compared to RMB 189.6 million ($29.8 million) in the third quarter of 2014, and RMB 156.1 million ($24.6 million) in the second quarter of 2015

•                  Net income was RMB 258.6 million ($40.7 million), compared to RMB 155.4 million ($24.5 million) in the third quarter of 2014, and RMB 136.0 million ($21.4 million) in the second quarter of 2015

•                  Earnings per diluted ADS were RMB 4.42 ($0.70), compared to RMB 2.55 ($0.40) in the third quarter of 2014, and RMB 2.26 ($0.36) in the second quarter of 2015

•                  Cash and cash equivalents were RMB 1.8 billion ($289.4 million), an increase of RMB 90.6 million ($14.3 million) during the quarter

•                  Non-GAAP earnings1 per diluted ADS were RMB 4.35 ($0.68), compared to RMB 1.30 ($0.20) in the third quarter of 2014, and RMB 1.67 ($0.26) in the second quarter of 2015

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “We are pleased to report strong financial results for the third quarter of 2015 as total shipments of 1.1 GW exceeded the high end of our previous expectations. Strong demand in China continued to drive shipment growth, as China represented 53% of our total shipments during the quarter. We also made great progress on our new cell manufacturing facility in Malaysia during the quarter, and are very excited to have announced the facility’s launch in late October.

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013. Consistent with this approach, the Company believes that disclosing non-GAAP net income per share provides useful supplemental data that, while not a substitute for GAAP net income per share, allows for greater transparency in the review of the Company’s financial and operational performance.

“Due to relatively strong demand in the second half, we have allocated additional shipments from our downstream projects to meet customer demand. As a result, we now expect shipments to our own downstream projects to be under 100 MW in 2015.

“As we continue into the final quarter of 2015, we expect demand to remain strong in our key markets, especially China. Although we expect ASPs to remain stable, rising wafer prices may pressure margins slightly in the remainder of the year. We also continue to focus on capturing greater market share in the Americas, and are very pleased with the addition of Mr. Robert Petrina to our management team as we enhance our presence in the U.S. Growing our market share in the U.S. and several emerging markets remains our focus to drive growth in the remainder of the year and beyond.”

Third Quarter 2015 Financial Results

All shipment and financial figures refer to the quarter ended September 30, 2015, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended September 30, 2014.  All “sequential” comparisons are against the quarter ended June 30, 2015.

Total shipments were 1,126.8 MW, above the high end of the previously announced guidance of 900 MW to 950 MW.  Shipments grew 43.5% year-over-year and 42.5% sequentially.

Shipment breakdown by product (MW)

	2014Q3	2015Q2	2015Q3	QoQ%	YoY%
Modules and module tolling	693.5	717.4	1,073.8	49.7%	54.8%
Cells and cell tolling	91.9	73.4	53.0	-27.8%	-42.3%
Total	785.4	790.8	1,126.8	42.5%	43.5%

Shipment breakdown by region (percentage)

	2014Q3	2015Q2	2015Q3	QoQ(pp)	YoY(pp)
China	34.8%	45.3%	53.1%	7.8pp	18.3pp
APAC ex-China	46.4%	31.9%	36.3%	4.4pp	-10.1pp
Europe	9.2%	14.8%	7.8%	-7.0pp	-1.4pp
Americas	4.7%	0.6%	1.0%	0.4pp	-3.7pp
Others	4.9%	7.4%	1.8%	-5.6pp	-3.1pp

Net revenue was RMB 3.8 billion ($601.0 million), an increase of 26.4% y/y and 41.0% sequentially.  Growth was mainly driven by strong shipments to China.

Gross profit of RMB 677.5 million ($106.6 million) increased 49.2% y/y and 52.5% sequentially.  Gross margin was 17.7%, which compares to 15.0% in the year-ago quarter, and 16.4% in the second quarter of 2015. The y/y and sequential increase in gross margin was primarily due to continued cost reduction efforts combined with lower polysilicon prices and a stable ASP in key markets, including China.

Total operating expenses were RMB 378.4 million ($59.5 million), compared to RMB 264.6 million ($41.6 million) in the year-ago quarter, and RMB 288.1 million ($45.3 million) in the second quarter of 2015. The increase in total operating expenses was primarily due to an increase in selling costs associated with higher sales during the quarter. As a percentage of net revenue, total operating expenses were 9.9% in the third quarter of 2015, 8.8% in the year-ago quarter, and 10.6% in the second quarter of 2015.

Operating profit was RMB 299.1 million ($47.1 million), compared to RMB 189.6 million ($29.8 million) in the year-ago quarter, and RMB 156.1 million ($24.6 million) in the second quarter of 2015.

Interest expense was RMB 58.2 million ($9.2 million), compared to RMB 56.7 million ($8.9 million) in the year-ago quarter, and RMB 58.6 million ($9.2 million) in the second quarter of 2015.

The change in fair value of warrant derivatives was positive RMB 4.4 million ($0.7 million), compared to positive RMB 75.3 million ($11.9 million) in the year-ago quarter, and positive RMB 35.1 million ($5.5 million) in the second quarter of 2015. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering. The non-cash gain from the change in fair value was mainly due to the higher stock price as of June 30, 2015 when compared with the stock price as of September 30, 2015.

Earnings per diluted ADS were RMB 4.42 ($0.70), compared to earnings per diluted ADS of RMB 2.55 ($0.40) in the year-ago quarter, and earnings per diluted ADS of RMB 2.26 ($0.36) in the second quarter of 2015.

Liquidity

As of September 30, 2015, the Company had cash and cash equivalents of RMB 1.8 billion ($289.4 million), and total working capital of RMB 3.0 billion ($466.0 million). Total short-term borrowings were RMB 2.3 billion ($358.2 million). Total long-term borrowings were RMB 2.6 billion ($403.5 million), of which RMB 217.4 million ($34.2 million) were due in one year.

Business Outlook

For the fourth quarter of 2015, the Company expects total cell and module shipments to be in the range of 1.1 GW to 1.2 GW. Due to strong customer demand, the Company now expects to ship less than 100 MW of modules to its downstream projects in 2015.

Manufacturing Capacity Update

On October 26, 2015, the Company announced the launch of its 400 MW solar cell manufacturing facility in Penang, Malaysia.

To meet growing demand for the Company’s high quality products, JA Solar plans to further expand its manufacturing capacity and expects an annual production capacity of 1.5 GW for wafers, 5.0 GW for cells, and 5.0 GW for modules by mid 2016.

Share Buyback Update

As of September 30, 2015, the Company has repurchased a total of 2,971,163 of the Company’s American Depositary Shares (“ADSs”) from the open market pursuant to a board-approved share repurchase program since its buyback announcement on November 18, 2014.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Tuesday, November 17, 2015, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s third quarter 2015 results.

Dial-in details for the live conference call are as follows:

International:	+65-6713-5090
U.S.:	+1-866-519-4004
Hong Kong:	+852-3018-6771
Passcode:	JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Passcode:	70827951

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2015, which was RMB 6.3556 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2015, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583-7526

Email: victor.kuo@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2014	Jun. 30, 2015	Sep. 30, 2015	Sep. 30, 2015
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,021,304	2,708,096	3,819,510	600,968
Cost of sales	(2,567,126)	(2,263,838)	(3,141,961)	(494,361)
Gross profit	454,178	444,258	677,549	106,607
Selling, general and administrative expenses	(225,456)	(254,479)	(344,152)	(54,149)
Research and development expenses	(39,170)	(33,663)	(34,278)	(5,393)
Total operating expenses	(264,626)	(288,142)	(378,430)	(59,542)
Income from operations	189,552	156,116	299,119	47,065
Interest expense	(56,652)	(58,555)	(58,213)	(9,159)
Change in fair value of warrant derivatives	75,332	35,096	4,394	691
Other income/(loss), net	(34,068)	30,401	74,301	11,691
Income before income taxes	174,164	163,058	319,601	50,288
Income tax expense	(18,749)	(27,028)	(61,014)	(9,600)
Net income	155,415	136,030	258,587	40,688
Less: income/(loss) attributable to noncontrolling interest	2,175	535	(644)	(101)
Net income attributable to JA Solar Holdings	153,240	135,495	259,231	40,789

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.51	0.45	0.88	0.14
Diluted	0.51	0.45	0.88	0.14

Weighted average number of shares outstanding:
Basic	248,618,157	248,906,272	242,328,656	242,328,656
Diluted	248,984,677	249,222,492	242,473,131	242,473,131

Comprehensive income
Net income	155,415	136,030	258,587	40,688
Foreign currency translation adjustments, net of tax	5,045	4,045	(32,876)	(5,173)
Other comprehensive income/(loss)	5,045	4,045	(32,876)	(5,173)
Comprehensive income	160,460	140,075	225,711	35,515
Income/(loss) attributable to noncontrolling interest	2,175	535	(644)	(101)
Comprehensive income attributable to JA Solar Holdings	158,285	139,540	226,355	35,616

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	153,240	135,495	259,231	40,789
Change in fair value of warrant derivatives	(75,332)	(35,096)	(4,394)	(691)
Non-GAAP net income attributable to JA Solar Holdings	77,908	100,399	254,837	40,098

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.26	0.33	0.87	0.14
Diluted	0.26	0.33	0.87	0.14

Non-GAAP weighted average number of shares outstanding:
Basic	248,618,157	248,906,272	242,328,656	242,328,656
Diluted	248,984,677	249,222,492	242,473,131	242,473,131

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 45.0 million (US$7.1 million) from the numerator of basic EPS in the third quarter of 2015.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2015
	RMB’000	RMB’000	USD’000

Net revenues	7,719,216	8,930,960	1,405,211
Cost of sales	(6,516,583)	(7,422,460)	(1,167,861)
Gross profit	1,202,633	1,508,500	237,350
Selling, general and administrative expenses	(661,597)	(796,614)	(125,340)
Research and development expenses	(100,939)	(107,012)	(16,837)
Total operating expenses	(762,536)	(903,626)	(142,177)
Income from operations	440,097	604,874	95,173
Interest expense	(168,169)	(183,364)	(28,851)
Change in fair value of warrant derivatives	25,351	25,596	4,027
Other income, net	26,785	82,820	13,031
Income before income taxes	324,064	529,926	83,380
Income tax expenses	(43,537)	(100,337)	(15,787)
Net income	280,527	429,589	67,593
Less: income/(loss) attributable to noncontrolling interest	9,836	(663)	(104)
Net income attributable to JA Solar Holdings	270,691	430,252	67,697

Net income per share attributable to ordinary shareholders:
Basic	0.92	1.45	0.23
Diluted	0.86	1.44	0.23

Weighted average number of shares outstanding:
Basic	240,005,377	246,627,317	246,627,317
Diluted	240,682,850	246,868,295	246,868,295

Comprehensive loss
Net income	280,527	429,589	67,593
Foreign currency translation adjustments, net of tax	1,478	(30,810)	(4,848)
Other comprehensive income/(loss)	1,478	(30,810)	(4,848)
Comprehensive income	282,005	398,779	62,745
Income/(loss) attributable to noncontrolling interest	9,836	(663)	(104)
Comprehensive income attributable to JA Solar Holdings	272,169	399,442	62,849

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	270,691	430,252	67,697
Change in fair value of warrant derivatives	(25,351)	(25,596)	(4,027)
Non-GAAP net income attributable to JA Solar Holdings	245,340	404,656	63,670

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.83	1.36	0.21
Diluted	0.78	1.36	0.21

Non-GAAP weighted average number of shares outstanding:
Basic	240,005,377	246,627,317	246,627,317
Diluted	240,682,850	246,868,295	246,868,295

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep. 30,
	2014	2015	2015
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	2,155,009	1,839,287	289,396
Restricted cash	833,084	779,103	122,585
Accounts receivable	2,461,741	3,314,584	521,522
Notes receivable	74,984	618,408	97,301
Inventories	1,886,268	1,953,513	307,369
Advances to suppliers	337,595	404,409	63,630
Other current assets	851,822	623,093	98,038
Total current assets	8,600,503	9,532,397	1,499,841
Property and equipment, net	4,166,747	4,088,088	643,226
Project asset	651,494	763,015	120,054
Advances to suppliers	451,704	232,367	36,561
Long-term investment	13,524	55,549	8,740
Other long term assets	599,806	615,756	96,884
Total assets	14,483,778	15,287,172	2,405,306
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,275,533	2,276,282	358,154
Accounts payable	2,770,299	2,325,804	365,946
Advances from customers	243,959	393,034	61,841
Current portion of long term borrowings	22,000	217,400	34,206
Derivative liabilities-warrants	105,785	83,452	13,130
Accrued and other liabilities	1,162,510	1,275,005	200,608
Total current liabilities	6,580,086	6,570,977	1,033,885
Long-term borrowings	1,902,400	2,347,000	369,281
Other long term liabilities	534,424	634,783	99,878
Total liabilities	9,016,910	9,552,760	1,503,044
Total JA Solar Holdings shareholders’ equity	5,360,172	5,628,378	885,578
Noncontrolling interest	106,696	106,034	16,684
Total shareholders’ equity	5,466,868	5,734,412	902,262
Total liabilities and shareholders’ equity	14,483,778	15,287,172	2,405,306